EXHIBIT 99.1

RedHill Biopharma to Host First Quarter 2014 Financial Results Conference Call on May 1, 2014

TEL-AVIV, Israel, April 29, 2014 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary drugs for the treatment of inflammatory and gastrointestinal diseases including cancer and related conditions, today announced that it will host a conference call on Thursday, May 1, 2014, at 9:00 a.m. ET to review the Company's first quarter 2014 financial results and business highlights.

The Company plans to report financial results for the first quarter of 2014 on Wednesday, April 30, 2014.

The conference call will be broadcasted simultaneously and available for replay on the Company's website, http://ir.redhillbio.com/events.cfm, for 30 days . Please access the Company's website at least 15 minutes ahead of the conference to register, download, and install any necessary audio software.

To participate in the conference call, please dial the following numbers five to ten minutes prior to the start of the call: United States: +1-646-254-3365; International +1-877-280-2342; Israel: +972-3-763-0147. The access code for the call is 1259330.

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, proprietary formulations and combinations of existing drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer and related conditions. The Company's current pipeline of proprietary products includes: (i) RHB-104 - an oral combination therapy for the treatment of Crohn's disease, with an ongoing Phase III study, (ii) RHB-105 - an oral combination therapy for Helicobacter pylori infection, with an ongoing Phase III study; (iii) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals Ltd.; (iv) RHB-103 - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA under FDA review; (v) RHB-102 - a once-daily oral pill formulation of ondansetron for the prevention of nausea and vomiting, in advanced development stages for multiple indications and, (vi) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol. For more information please visit: www.redhillbio.com.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; (iv) the clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing; and (xi) competitive companies, technologies and the Company's industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 25, 2014. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         PR contact (U.S.):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com